Amos J. Oelking, III
713-220-8137/fax: 713-236-0822
aoelking@akingump.com

May 26, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall

Mr. Jason Wynn

Mail Stop 7010

Re:	Transmeridian Exploration Incorporated

Pre-Effective Amendment No. 1 to Registration Statement on Form S-3

Dear Messrs. Schwall and Wynn:

On behalf of Transmeridian Exploration Incorporated (the “Company”), I enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Pre-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-3, as amended by Pre-Effective Amendment No. 1 (as so amended, the “Form S-3”). The Amendment reflects the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated April 12, 2006, relating to, among other of the Company’s filings, the Form S-3. For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

Please note that the Company has responded separately to the Staff’s comments with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”) by way of its Amendment No. 1 to the 2005 Form 10-K and my

Securities and Exchange Commission

May 26, 2006

related letter addressed to you dated May 26, 2006, each of which has been filed with the Commission via the Commission’s EDGAR system and sent to you via overnight mail. Please also note that the Company intends to respond separately to the Staff’s comments that pertain to disclosure appearing in the Registration Statement on Form S-4 (File No. 333-132552) (the “Form S-4”).

General

1. Because some of our comments might apply to disclosure that appears in more than one place or may apply to future filings, please make corresponding changes to all affected disclosure in your current and future filings, wherever it appears in your documents. For example, please make corresponding changes to the Form S-4 cited above, as appropriate, in accordance with our comments issued below on the Form S-3 and Form 10-K.

Response: The Staff’s comment is noted. The Company’s response to, and corresponding revised risk factor regarding its internal control over financial reporting relating to, Staff comment number 2 below with respect to the Form S-3 has been reflected on pages 6-7 of the Company’s Amendment No. 1 to the 2005 Form 10-K filed with the Commission and will also be reflected in the Company’s amendment to the Form S-4 to be filed with the Commission. While there are no corresponding disclosures in the Form S-3 or the Form S-4 that would be affected by the Staff’s comments with respect to the 2005 10-K (i.e., Staff comments 5-8 below), the Company will make corresponding changes, as appropriate, to its future Form 10-Q and Form 10-K filings.

Form S-3, as amended

Risk Factors, page 2

We have reported a material weakness…., page 9

2. Please expand this risk factor to further describe the facts and circumstances of the material weakness. For example, include a discussion of the remedies you have implemented since the end of your last fiscal year.

Securities and Exchange Commission

May 26, 2006

Response: The Company has revised the risk factor on page 9 of the Amendment to further describe the facts and circumstances of the material weakness in the Company’s internal control over financial reporting, including a discussion of the steps the Company has taken to remediate the material weakness. Pursuant to Staff comment number 1 above, the Company has included a substantially similar risk factor in its Amendment No. 1 to the 2005 Form 10-K filed with the Commission, and will also include a substantially similar risk factor in its amendment to the Form S-4 to be filed with the Commission.

Selling Securityholders, page 14

3. Determine whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Response: In order to obtain the information necessary to respond to this comment, the Company delivered to each record holder (as of April 13, 2006) of the warrants a supplemental questionnaire in the form attached hereto as Appendix A; please refer to questions 2 and 3 of the questionnaire. This delivery was made both by U.S. mail (on April 20, 2006) and by electronic mail (on May 5, 2006).

The table in the section of the prospectus forming a part of the Amendment entitled “Selling Securityholders” beginning on page 14 reflects only those warrant holders who returned a completed supplemental questionnaire to the Company by May 26, 2006. With regards to warrant holders who did not return a completed supplemental questionnaire by May 26, 2006, the Company intends to include such holders in a supplement to the prospectus upon the receipt of a completed questionnaire.

According to the completed questionnaires received, (i) none of the responding warrant holders is a registered broker-dealer and (ii) of those warrant holders who are an affiliate of a registered broker-dealer, each such holder purchased the warrants in the ordinary course of business and, at the time of the purchase, had no agreement or understanding, directly or indirectly, with any party to distribute the warrants or the shares of the Company’s common stock into which the warrants will be exercisable.

Securities and Exchange Commission

May 26, 2006

Therefore, the Company has not identified any of the responding warrant holders as an underwriter in the “Selling Securityholders” section of the prospectus. Upon your request, the Company will promptly provide you, for your review, with photocopies of the completed questionnaires received. The Company looks forward to any additional comments you may have.

4. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: The Company also utilized the questionnaire attached hereto as Appendix A to obtain the information necessary to respond to this comment; please refer to question 4 of the questionnaire. The footnotes to the table included in the “Selling Securityholders” section of the prospectus beginning on page 16 of the Amendment set forth the information provided to the Company by the responding warrant holders in response to question 4.

If you have any questions with respect to the foregoing, please call me at (713) 220-8137.

Sincerely,

/s/ Amos J. Oelking III

Amos J. Oelking, III

Enclosure

cc:	Earl W. McNiel, w/o encl.

Vice President and Chief Financial Officer

Edward G. Brantley, w/o encl.

Vice President and Chief Accounting Officer

Securities and Exchange Commission

May 26, 2006

Nicolas J. Evanoff, w/o encl.

Vice President, General Counsel and Secretary

James L. Rice III, w/o encl.

Appendix A

To Letter to U.S. Securities and Exchange Commission

dated May 26, 2006

TRANSMERIDIAN EXPLORATION INCORPORATED

SUPPLEMENTAL QUESTIONNAIRE

Explanatory Note: As you are aware, Transmeridian Exploration Incorporated, a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 (the “Shelf Registration Statement”) with respect to the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the warrants issued in December 2005 to purchase shares of the Company’s common stock and the shares of the Company’s common stock issuable upon exercise of the warrants (the “Restricted Securities”) and with respect to the issuance and sale of the shares of the Company’s common stock issuable upon the exercise of the warrants, all in accordance with the terms of the Purchase Agreements, each dated as of December 12, 2005 (collectively, the “Agreement”), by and among the Company, the subsidiaries of the Company party thereto and the various purchasers party thereto.

In the course of the registration process, the Commission has given the Company a comment requesting it to identify all selling securityholders that are registered broker-dealers or affiliates of registered broker-dealers and to identify all natural persons (i.e., individuals) having beneficial ownership of the Restricted Securities. To assist the Company, please complete the questions below:

1.	Full legal name of Selling Securityholder:

2.	Is the Selling Securityholder a registered “broker-dealer” under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)? “Broker” and “dealer” are defined on Exhibit A attached hereto.

Yes ☐	No	☐

If “Yes”, did the Selling Securityholder receive the Restricted Securities as compensation for investment banking services provided to the Company?

Yes ☐	No	☐

If the Selling Securityholder is a Broker or Dealer and has checked the “No” box directly above, the Company may identify such Selling Securityholder as an underwriter in the Shelf Registration Statement and related Prospectus in accordance with the Commission’s direction to the Company.

3.	Is the Selling Securityholder an “affiliate” of a registered broker-dealer as defined above? An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Securities Act, Rule 405, Rule 501(b), Rule 3b-18.

Yes ☐	No	☐

If “Yes”, did the Selling Securityholder both: (i) purchase the Restricted Securities in the ordinary course of business; and (ii) have no agreement or understanding, directly or indirectly, with any party to distribute the Restricted Securities, at the time of purchase of the Restricted Securities?

Yes ☐	No	☐

If the Selling Securityholder is an affiliate of a Broker or Dealer and has checked the “No” box directly above, the Company may identify such Selling Securityholder as an underwriter in the Shelf Registration Statement and related Prospectus in accordance with the Commission’s direction to the Company.

4.	Please list in the space provided below the names of all natural persons (i.e., individuals), if any, having beneficial ownership of the Restricted Securities. “Beneficial ownership” is defined on Exhibit A attached hereto.

By signing below, and in accordance with the Selling Securityholder’s obligation under the Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the Selling Securityholder understands that such information will be relied upon by the Company in connection with the preparation of the Shelf Registration Statement and the related Prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Supplemental Questionnaire to be executed and delivered either in person or by its authorized agent.

Dated:

Printed Name of Selling Securityholder

Signature

Printed name of Signatory

Title of Signatory, if applicable

Please return the completed and executed Supplemental Questionnaire for receipt prior to or on May 12, 2006 to the following address, by facsimile or by e-mail:

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana

44th Floor

Houston, TX 77002

Attn: Amos J. Oelking, III

Tel: 713.220.8137

Fax: 713.236.0822

Email: aoelking@akingump.com

IF YOU FAIL TO RESPOND TO THIS QUESTIONNAIRE, THE SELLING SECURITYHOLDER MAY BE OMITTED FROM INCLUSION IN THE REGISTRATION STATEMENT AND RELATED PROSPECTUS.

EXHIBIT A

Exchange Act, Section 3(a)(4).

A. “Broker” means generally, any person engaged in the business of effecting transactions in securities for the account of others.

B. A bank shall not be considered to be a broker because the bank engages in any one or more of the following activities under the conditions described:

i.	Third party brokerage arrangements: The bank enters into a contractual or other written arrangement with a broker or dealer registered under this title under which the broker or dealer offers brokerage services on or off the premises of the bank if—

I.	such broker or dealer is clearly identified as the person performing the brokerage services;

II.	the broker or dealer performs brokerage services in an area that is clearly marked and, to the extent practicable, physically separate from the routine deposit-taking activities of the bank;

III.	any materials used by the bank to advertise or promote generally the availability of brokerage services under the arrangement clearly indicate that the brokerage services are being provided by the broker or dealer and not by the bank;

IV.	any materials used by the bank to advertise or promote generally the availability of brokerage services under the arrangement are in compliance with the Federal securities laws before distribution;

V.	bank employees (other than associated persons of a broker or dealer who are qualified pursuant to the rules of a self-regulatory organization) perform only clerical or ministerial functions in connection with brokerage transactions including scheduling appointments with the associated persons of a broker or dealer, except that bank employees may forward customer funds or securities and may describe in general terms the types of investment vehicles available from the bank and the broker or dealer under the arrangement;

VI.	bank employees do not receive incentive compensation for any brokerage transaction unless such employees are associated persons of a broker or dealer and are qualified pursuant to the rules of a self- regulatory organization, except that the bank employees may receive compensation for the referral of any customer if the compensation is a nominal one-time cash fee of a fixed dollar amount and the payment of the fee is not contingent on whether the referral results in a transaction;

VII.	such services are provided by the broker or dealer on a basis in which all customers that receive any services are fully disclosed to the broker or dealer;

VIII.	the bank does not carry a securities account of the customer except as permitted under clause (ii) or (viii) of this subparagraph; and

IX.	the bank, broker, or dealer informs each customer that the brokerage services are provided by the broker or dealer and not by the bank and that the securities are not deposits or other obligations of the bank, are not guaranteed by the bank, and are not insured by the Federal Deposit Insurance Corporation.

ii.	Trust activities: The bank effects transactions in a trustee capacity, or effects transactions in a fiduciary capacity in its trust department or other department that is regularly examined by bank examiners for compliance with fiduciary principles and standards, and—

I.

is chiefly compensated for such transactions, consistent with fiduciary principles and standards, on the basis of an administration or annual fee (payable on a monthly, quarterly, or other basis), a percentage of assets under management, or a flat or capped per order processing fee equal to not more than the cost incurred by the bank in connection with executing securities transactions for trustee and fiduciary customers, or any combination of such fees; and

II.	does not publicly solicit brokerage business, other than by advertising that it effects transactions in securities in conjunction with advertising its other trust activities.

iii.	Permissible securities transactions: The bank effects transactions in—

I.	commercial paper, bankers acceptances, or commercial bills;

II.	exempted securities;

III.	qualified Canadian government obligations as defined in section 24 of Title 12, in conformity with section 15C and the rules and regulations thereunder, or obligations of the North American Development Bank; or

IV.	any standardized, credit enhanced debt security issued by a foreign government pursuant to the March 1989 plan of then Secretary of the Treasury Brady, used by such foreign government to retire outstanding commercial bank loans.

iv.	Certain stock purchase plans

I.	Employee benefit plans: The bank effects transactions, as part of its transfer agency activities, in the securities of an issuer as part of any pension, retirement, profit- sharing, bonus, thrift, savings, incentive, or other similar benefit plan for the employees of that issuer or its affiliates (as defined in section 1841 of Title 12), if the bank does not solicit transactions or provide investment advice with respect to the purchase or sale of securities in connection with the plan.

II.	Dividend reinvestment plans: The bank effects transactions, as part of its transfer agency activities, in the securities of an issuer as part of that issuer’s dividend reinvestment plan, if—

(aa)	the bank does not solicit transactions or provide investment advice with respect to the purchase or sale of securities in connection with the plan; and

(bb)	the bank does not net shareholders’ buy and sell orders, other than for programs for odd-lot holders or plans registered with the Commission.

III.	Issuer plans: The bank effects transactions, as part of its transfer agency activities, in the securities of an issuer as part of a plan or program for the purchase or sale of that issuer’s shares, if—

(aa)	the bank does not solicit transactions or provide investment advice with respect to the purchase or sale of securities in connection with the plan or program; and

(bb)	the bank does not net shareholders’ buy and sell orders, other than for programs for odd-lot holders or plans registered with the Commission.

IV.	Permissible delivery of materials: The exception to being considered a broker for a bank engaged in activities described in subclauses (I), (II), and (III) will not be affected by delivery of written or electronic plan materials by a bank to employees of the issuer, shareholders of the issuer, or members of affinity groups of the issuer, so long as such materials are—

(aa)	comparable in scope or nature to that permitted by the Commission as of November 12, 1999; or

(bb)	otherwise permitted by the Commission.

v.	Sweep accounts: The bank effects transactions as part of a program for the investment or reinvestment of deposit funds into any no-load, open-end management investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund.

vi.	Affiliate transactions: The bank effects transactions for the account of any affiliate of the bank (as defined in section 1841 of Title 12) other than—

I.	a registered broker or dealer; or

II.	an affiliate that is engaged in merchant banking, as described in section 1843(k)(4)(H) of Title 12.

vii.	Private securities offerings: The bank—

I.	effects sales as part of a primary offering of securities not involving a public offering, pursuant to section 3(b), 4(2), or 4(6) of the Securities Act of 1933 or the rules and regulations issued thereunder;

II.	at any time after the date that is 1 year after November 12, 1999, is not affiliated with a broker or dealer that has been registered for more than 1 year in accordance with this title, and engages in dealing, market making, or underwriting activities, other than with respect to exempted securities; and

III.	if the bank is not affiliated with a broker or dealer, does not effect any primary offering described in subclause (I) the aggregate amount of which exceeds 25 percent of the capital of the bank, except that the limitation of this subclause shall not apply with respect to any sale of government securities or municipal securities.

viii.	Safekeeping and custody activities

I.	In general: The bank, as part of customary banking activities—

(aa)	provides safekeeping or custody services with respect to securities, including the exercise of warrants and other rights on behalf of customers;

(bb)	facilitates the transfer of funds or securities, as a custodian or a clearing agency, in connection with the clearance and settlement of its customers’ transactions in securities;

(cc)	effects securities lending or borrowing transactions with or on behalf of customers as part of services provided to customers pursuant to division (aa) or (bb) or invests cash collateral pledged in connection with such transactions;

(dd)	holds securities pledged by a customer to another person or securities subject to purchase or resale agreements involving a customer, or facilitates the pledging or transfer of such securities by book entry or as otherwise provided under applicable law, if the bank maintains records separately identifying the securities and the customer; or

(ee)	serves as a custodian or provider of other related administrative services to any individual retirement account, pension, retirement, profit sharing, bonus, thrift savings, incentive, or other similar benefit plan.

II.	Exception for carrying broker activities: The exception to being considered a broker for a bank engaged in activities described in subclause (I) shall not apply if the bank, in connection with such activities, acts in the United States as a carrying broker (as such term, and different formulations thereof, are used in section 15(c)(3) and the rules and regulations thereunder) for any broker or dealer, unless such carrying broker activities are engaged in with respect to government securities (as defined in paragraph (42)).

ix.	Identified banking products: The bank effects transactions in identified banking products as defined in section 206 of the Gramm-Leach-Bliley Act [15 U.S.C.A. § 78c note].

x.	Municipal securities: The bank effects transactions in municipal securities.

xi.	De minimis exception: The bank effects, other than in transactions referred to in clauses (i) through (x), not more than 500 transactions in securities in any calendar year, and such transactions are not effected by an employee of the bank who is also an employee of a broker or dealer.

C. Execution by broker or dealer: The exception to being considered a broker for a bank engaged in activities described in clauses (ii), (iv), and (viii) of subparagraph (B) shall not apply if the activities described in such provisions result in the trade in the United States of any security that is a publicly traded security in the United States, unless—

i.	the bank directs such trade to a registered broker or dealer for execution;

ii.	the trade is a cross trade or other substantially similar trade of a security that—

I.	is made by the bank or between the bank and an affiliated fiduciary; and

II.	is not in contravention of fiduciary principles established under applicable Federal or State law; or

iii.	the trade is conducted in some other manner permitted under rules, regulations, or orders as the Commission may prescribe or issue.

D. Fiduciary capacity: For purposes of subparagraph (B)(ii), the term “fiduciary capacity” means —

i.	in the capacity as trustee, executor, administrator, registrar of stocks and bonds, transfer agent, guardian, assignee, receiver, or custodian under a uniform gift to minor act, or as an investment adviser if the bank receives a fee for its investment advice;

ii.	in any capacity in which the bank possesses investment discretion on behalf of another; or

iii.	in any other similar capacity.

E. Exception for entities subject to section 15(e): The term “broker” does not include a bank that—

i.	was, on the day before November 12, 1999, subject to section 15(e); and

ii.	is subject to such restrictions and requirements as the Commission considers appropriate.

Exchange Act, Section 3(a)(5).

A. “Dealer” means generally, any person engaged in the business of buying and selling securities for such person’s own account through a broker or otherwise.

B. Exception for person not engaged in the business of dealing: The term “dealer” does not include a person that buys or sells securities for such person’s own account, either individually or in a fiduciary capacity, but not as a part of a regular business.

C. Exception for certain bank activities: A bank shall not be considered to be a dealer because the bank engages in any of the following activities under the conditions described:

i.	Permissible securities transactions: The bank buys or sells—

I.	commercial paper, bankers acceptances, or commercial bills;

II.	exempted securities;

III.	qualified Canadian government obligations as defined in section 24 of Title 12, in conformity with section 15C and the rules and regulations thereunder, or obligations of the North American Development Bank; or

IV.	any standardized, credit enhanced debt security issued by a foreign government pursuant to the March 1989 plan of then Secretary of the Treasury Brady, used by such foreign government to retire outstanding commercial bank loans.

ii.	Investment, trustee, and fiduciary transactions: The bank buys or sells securities for investment purposes—

I.	for the bank; or

II.	for accounts for which the bank acts as a trustee or fiduciary.

iii.	Asset-backed transactions: The bank engages in the issuance or sale to qualified investors, through a grantor trust or other separate entity, of securities backed by or representing an interest in notes, drafts, acceptances, loans, leases, receivables, other obligations (other than securities of which the bank is not the issuer), or pools of any such obligations predominantly originated by—

I.	the bank;

II.	an affiliate of any such bank other than a broker or dealer; or

III.	a syndicate of banks of which the bank is a member, if the obligations or pool of obligations consists of mortgage obligations or consumer related receivables.

iv.	Identified banking products: The bank buys or sells identified banking products, as defined in section 206 of the Gramm-Leach-Bliley Act [15 U.S.C.A. § 78c note].

“Beneficial Ownership” Securities are “beneficially owned” by an individual if such individual, directly or indirectly, through any contract, arrangement, understanding, relationship or other means, has or shares with others either (or both):

•	Voting power, that is, the power to vote, or to direct the vote, of the securities; and/or

•	Investment power, that is, the power to dispose, or to direct the disposition, of the securities.

Securities beneficially owned need not be registered in an individual’s name. For example, an individual would ordinarily be considered the beneficial owner of securities:

•	held in the name of family members, if such individual has the power to re-vest title in himself or herself or to dispose or direct the voting of the securities;

•	held for such individual in the names of nominees, such as brokers, or in “street name”;

•	held by a partnership of which such individual is a partner;

•	held by a corporation controlled by such individual; or

•	held by a trust of which such individual is a trustee.

On the other hand, securities would not be beneficially owned by an individual if such individual only has the right to receive dividends on, or the sale proceeds of, such securities, and does not have or share the power to vote or divest them. For example, a beneficiary of the income from securities held in a trust managed by independent trustees would not ordinarily be the beneficial owner of such securities.

An individual would also be considered the beneficial owner of securities on any date if he or she has the right to acquire beneficial ownership, as defined above, within 60 days of that date, including pursuant to the exercise of an option, warrant, or other right, through conversion of a security, or pursuant to the power to revoke a trust, discretionary account, or similar arrangement.